Exhibit 99.25
Quest Rare Minerals Ltd.
QUEST ANNOUNCES CONVERSION BY SIDEX OF $1.5 MILLION
LOAN INTO QUEST SHARES
-	Quest issues 500,000 shares upon conversion
Toronto, November 2, 2010 — Quest Rare Minerals Ltd. (TSX-V : QRM) is pleased to announce that SIDEX, Limited Partnership has exercised its option to convert a $1.5 million loan made by SIDEX to Quest into 500,000 Quest common shares, at a price of $3.00 per share. Quest and SIDEX entered into the convertible loan on September 9, 2010. Quest paid accrued interest on the loan in cash.
“We are very pleased that SIDEX has converted its $1.5 million loan into equity, and welcome SIDEX as a Quest shareholder“said Peter J. Cashin, Quest’s President & CEO.
In connection with the conversion of the loan into Quest shares, SIDEX has discharged the hypothec that Quest granted in SIDEX’s favour over Quest’s present and future tax credits or other sums to be received from the Ministère du Revenu du Quèbec or Canada Revenue Agency on account of Quest’s mining exploration costs, for an amount of $1.5 million.
Following the conversion, Quest has 57,563,506 common shares issued and outstanding.
About Quest Rare Minerals
Quest Rare Minerals Ltd. is a Canadian-based exploration company focused on the identification and discovery of new rare earth deposit opportunities. Quest is publicly-listed on the TSX Venture Exchange as “QRM” and is led by an experienced management and technical team. Quest is currently advancing several projects in certain of Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Quebec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration program led to the discovery of a new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Quebec. Quest recently filed a 43-101 Inferred Resource Estimate as well as a Preliminary Economic Assessment (PEA) on the B-Zone deposit. In addition, Quest announced the discovery of a new area of rare earth element (REE) mineralization on its Misery Lake project, approximately 120 km south of the Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America.
For further information please contact:
Peter J. Cashin
President & CEO
Tel: (416) 916-0777 or 1-887-916-0777
Fax: (416) 916-0779
E-mail: info@questrareminerals.com
URL: www.questrareminerals.com

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